Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


--------------------------------------------------------------------------------
[NEWMONT LOGO]

Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203                              NEWS RELEASE
--------------------------------------------------------------------------------


MEDIA CONTACT:                                      INVESTOR CONTACT:
Doug Hock                                           Wendy Yang
303-837-5812                                        303-837-6141


NEWMONT CONTINUES TO BE ON TRACK FOR MID-FEBRUARY CLOSING;
RECEIVES ADDITIONAL REGULATORY APPROVALS

SYDNEY, 14 January 2002 (Denver, 14 January 2002) -- Newmont Mining Corporation (NYSE: NEM) has obtained most of the required regulatory approvals for its bid to acquire Normandy Mining Limited (ASX:NDY) and its acquisition of Franco-Nevada Mining Corporation Limited (TSE: FN). Newmont continues to be on track to complete both acquisitions in mid-February.

In recent weeks Newmont has:

o Received approval from Australia's Foreign Investment Review Board (FIRB) for its acquisition of Normandy.

o Had the United States Securities and Exchange Commission declare effective its registration statements relating to the Normandy bid and a special Newmont shareholder meeting to consider matters relating to the Normandy bid and Franco-Nevada acquisition.

o Set its special meeting of shareholders for February 13, 2002, at which Newmont shareholders of record at the close of business January 4, 2002 are entitled to vote and for which proxy materials have been mailed.

o Dispatched its Bidder's Statement to holders of Normandy shares outside of Canada and the United States.

o Mailed its offer document to holders of Normandy shares in the United States and Canada.

o Received termination of the Hart-Scott-Rodino anti-trust waiting periods for both acquisitions.

o Received advance ruling certificates from the Canadian Competition Bureau with respect to the acquisitions of Normandy and Franco-Nevada.

o Received conditional approval from The Toronto Stock Exchange for the listing of the Exchangeable Shares to be issued in connection with Newmont's acquisition of Franco-Nevada.




                                                                          1 of 3

o Filed with the Australian Stock Exchange its application for the listing of Newmont CDIs to be issued in connection with its bid for Normandy.

o Filed its application with the New York Stock Exchange for the listing of the Newmont shares to be issued in connection with the acquisitions of Normandy and Franco-Nevada.

Additionally, Franco-Nevada has:

o Received the interim order of the Ontario Superior Court calling the Franco-Nevada shareholders' meeting in connection with the Plan of Arrangement pursuant to which Newmont will acquire all of the shares of Franco-Nevada.

o Mailed to its shareholders the materials for the Franco-Nevada shareholders' meeting at which the Plan of Arrangement with Newmont is to be considered on January 30, 2002.

Newmont Chairman, President and Chief Executive Officer Wayne W. Murdy said, "We are looking forward to completing our acquisitions of Normandy and Franco-Nevada in mid-February. We continue to have every confidence that, within that timeframe, we can satisfy the remaining conditions to those acquisitions. With respect to our bid for Normandy, we believe that the choice is clear. Our bid provides the best immediate value to Normandy shareholders and the best long-term value creation potential for shareholders of the combined company."

Bruce D. Hansen, Newmont's Senior Vice President and Chief Financial Officer, commented, "Our bid for Normandy continues to have a market value higher than AngloGold's bid, which has been available for acceptance for more than two months but, to date, has been accepted by holders of not much more than 6 percent of the Normandy shares. Newmont is offering 67 percent more cash than AngloGold - providing additional certainty of value to Normandy shareholders - and stock that is included in the S&P 500 Index that has, and can be expected to continue to have, significantly greater trading liquidity."

                                       # # #


Shareholders should obtain current quotes for the Newmont, Normandy and AngloGold shares.




IMPORTANT NOTICE
Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.




                                                                          2 of 3

CAUTIONARY STATEMENT
This press release contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.

PARTICIPANTS IN SOLICITATION
Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.









                                                                          3 of 3